Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

28 February 2014

Director resignation

Mission NewEnergy Limited (ASX:MBT) today announces that Mr. Arun Bhatnagar, Non Executive Independent Director, has resigned from the Board of Mission NewEnergy Ltd (MNEL) to pursue personal interests.

The Board wishes to thank Mr. Bhatnagar sincerely for his efforts and contribution to MNEL.

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 61 8 6313 3975 james@missionnewenergy.com